AMENDMENT TO THE BY-LAWS OF

NORTHWESTERN MUTUAL SERIES FUND, INC.

Adopted Effective December 31, 2014

Effective December 31, 2014, Article III, Section 3.01 of the Series Fund By-laws is amended to read as follows:

“The number of Directors of the Corporation shall be established by the Board of Directors from time to time, provided the number shall not be more than seven (7) and not fewer than four (4). Each Director (whenever elected) shall hold office until the next annual meeting of shareholders and until his or her successor is elected and qualifies or until his or her earlier death, resignation or removal. A Director shall retire at the end of the calendar year in which the first of the two events occurs: (i) he or she attains the age of seventy-three (73), or (ii) he or she has served a term or successive terms totaling thirteen (13) years, commencing on the date of his or her election or appointment to the Board. A Director may resign at any time by filing a written resignation with the Secretary of the Corporation.”